EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made effective as of the 1st day of December, 2019, by and among Grosvenor Registered Multi-Strategy Fund (TI 2), LLC, a Delaware limited liability company (the “Fund”) and Grosvenor Capital Management, L.P., an Illinois limited partnership (“Grosvenor”):

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified management investment company; and

WHEREAS, Grosvenor serves as the investment manager of the Fund pursuant to an agreement between the Fund and Grosvenor dated April 1, 2011 (the “Management Agreement”); and

WHEREAS, Grosvenor serves as the adviser of Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”), in which the Fund invests substantially all of its assets pursuant to an agreement between the Master Fund and Grosvenor dated April 1, 2011 (the “Advisory Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1.

Grosvenor agrees to waive fees payable to it under the Management Agreement (the “Management Fee”), and the Advisory Agreement (the “Advisory Fee”) and agrees to pay or absorb other ordinary operating expenses of the Fund, including the Fund’s portion of the ordinary operating expenses of the Master Fund, a Delaware limited liability company that is also registered under the 1940 Act, in such amounts as may be necessary so that the dollar amount of Operating Expenses (as defined below) of the Fund does not exceed 2.34% per annum of the average monthly net assets of the Fund (the “Expense Limitation”).

2.	This Agreement shall remain in effect until November 30, 2020 (the “Initial Period”) and shall continue in effect from year to year thereafter unless terminated as follows:

(a)

The Fund may terminate this Agreement after the Initial Period upon 30 days’ written notice to Grosvenor. This Agreement shall also terminate, during or after the Initial Period, effective upon the Fund’s termination of or the Fund’s failure to renew the Management Agreement or the Master Fund’s termination of or the Master Fund’s failure to renew the Advisory Agreement.

(b)	Grosvenor may, after the Initial Period, terminate this Agreement as between itself and the Fund upon 30 days’ written notice to the Fund.

(c)

This Agreement shall also terminate upon: (i) the termination of the Management Agreement by Grosvenor, but only if, effective after such an event Grosvenor (or any affiliate of Grosvenor) is not then providing management services to the Fund; or (ii) the termination of the Advisory Agreement by Grosvenor but only if, effective after such an event Grosvenor (or any affiliate of Grosvenor) is not then providing investment advisory services to the Master Fund.

3.

“Operating Expenses” shall mean the ordinary operating expenses of the Fund, including the Fund’s pro rata share of the (x) ordinary operating expenses of the Master Fund and (y) any Indemnification Expenses (as defined below) of the Master Fund, but excluding: (i) all fees, expenses and incentive allocations of the private investment funds in which the Master Fund invests; and (ii) taxes, interest and related costs of borrowing, brokerage commissions and any extraordinary expenses of the Fund or the Master Fund (but not excluding Indemnification Expenses).

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Expense Limitation and Reimbursement Agreement

4.

“Indemnification Expenses” shall mean any and all costs, losses, claims, damages or liabilities, joint or several, including without limitation, reasonable attorney’s fees and disbursements paid by the Master Fund to Grosvenor pursuant to Section 12 of the Advisory Agreement.

5.

The Fund agrees to carry forward for a period of up to but not in excess of three (3) years from the end of the fiscal year in which an expense is paid or absorbed, or fee is waived, by Grosvenor any Operating Expenses in excess of the Expense Limitation that have been paid or otherwise absorbed by Grosvenor pursuant to this Agreement (“Excess Operating Expenses”) and to reimburse Grosvenor in the amount of such Excess Operating Expenses as set forth herein. Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. Amounts required to be reimbursed by the Fund hereunder shall be paid by the Fund to Grosvenor in such amounts as is directed by Grosvenor.

6.

If this Agreement terminates pursuant to the provisions of Section 2(a) above, the Fund will reimburse the full amount of any remaining Excess Operating Expenses not previously reimbursed in accordance with Section 5 of this Agreement not later than 30 days after the termination of this Agreement and without regard to the Expense Limitation. If this Agreement terminates pursuant to the provisions of Section 2(b) or Section 2(c) above, the Fund will not be required to reimburse any remaining Excess Operating Expenses to Grosvenor which have not been reimbursed prior to such termination.

7.

This Agreement shall be construed in accordance with the laws of the state of New York and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of New York, or any provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

8.	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

9.

References in this Agreement to Grosvenor shall be deemed to refer and apply to affiliates of Grosvenor, respectively, that may assume responsibility to provide management or investment advisory services to the Fund or the Master Fund, and the parties agree that this Agreement and the terms hereof shall apply to any such successors to Grosvenor.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement.

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

By:	/s/ Scott J. Lederman
Name:	Scott J. Lederman
Title:	Director, Chief Executive Officer & President

Grosvenor Capital Management, L.P.

By:	/s/ Girish S. Kashyap
Name:	Girish S. Kashyap
Title:	Managing Director

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Expense Limitation and Reimbursement Agreement